EF HUTTON,

division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

August 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Bradley Ecker / Asia Timmons-Pierce

Re:	Graphex Group Limited
Registration Statement on Form F-1, File No. 333-263330
Registration Statement on Form F-6, File No. 333-248643
Registration Statement on Form 8-A, File No. 001-41471

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: August 16, 2022

Requested Time: 5:00 pm, Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters of the proposed public offering of securities of Graphex Group Limited (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form F-1 be accelerated so that it will be declared and become effective at 5:00 p.m., Eastern Time, on August 16, 2022, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

EF HUTTON,
division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal